United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

May 18, 2017

COCA-COLA EUROPEAN PARTNERS PLC

Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

COCA-COLA EUROPEAN PARTNERS ANNOUNCES
GARRY WATTS TO STEP DOWN AS DIRECTOR EFFECTIVE 30 SEPTEMBER 2017

LONDON, 18 May 2017 - Coca-Cola European Partners plc (CCEP) (ticker symbol: CCE), announces that Garry Watts, Independent Non-executive director, will be stepping down from the Board of Directors effective 30 September 2017.

Mr. Watts was appointed independent Non-executive Director on 28 April 2016 where he currently is Chairman of the Audit Committee and a member of the Remuneration Committee. Garry was a director of Coca-Cola Enterprises, Inc. from November 2010 to May 2016. Mr. Watts has decided to step down from the Board to dedicate more time to his other roles. A search is underway for a new Independent Non-executive director, with Mr. Watts staying on until the 30 September to ensure a smooth transition.

“On behalf of the Board, I would like to thank Garry for his many contributions over the years and especially through the creation of CCEP,” Sol Daurella, Chairman said. “We have benefitted from his insight and counsel during a transformational period in our company and we wish him well for the future.”
CONTACTS:

Company Secretariat	Investor Relations	Media Relations
Clare Wardle	Thor Erickson	Ros Hunt
T +44 (0)20 7355 8406	T +1.678.260.3110	T +44 (0)7528 251 022
ABOUT CCEP
Coca-Cola European Partners plc (CCEP) is a leading consumer goods company in Europe, selling, making and distributing an extensive range of nonalcoholic ready-to-drink beverages and is the world’s largest independent Coca-Cola bottler based on revenue. Coca-Cola European Partners serves a consumer population of over 300 million across Western Europe, including Andorra, Belgium, continental France, Germany, Great Britain, Iceland, Luxembourg, Monaco, the Netherlands, Norway, Portugal, Spain and Sweden. The Company is listed on Euronext Amsterdam, the New York Stock Exchange, Euronext London and on the Spanish stock exchanges, and trades under the symbol CCE. For more information about CCEP, please visit our website at www.ccep.com and follow CCEP on Twitter at @CocaColaEP.

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: May 18, 2017	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary

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